Filed Pursuant to Rule 433
Registration No. 333-290198
Issuer Free Writing Prospectus, dated December 10, 2025

T1 Energy Announces Proposed Concurrent Public Offerings of Convertible Senior Notes Due 2030 and Common Stock

AUSTIN, Texas – December 10, 2025 – T1 Energy Inc. (NYSE: TE) (“T1,” “T1 Energy,” or the “Company”) today announced proposed underwritten public offerings of $120.0 million aggregate principal amount of its convertible senior notes due 2030 (the “Convertible Notes” and such offering, the “Convertible Notes Offering”) and $140.0 million of its shares of common stock (the “Common Stock Offering”).

The Company intends to grant the underwriters a 30-day option to purchase up to an additional $18.0 million aggregate principal amount of Convertible Notes, solely to cover over-allotments in the Convertible Notes Offering, and a 30-day option to purchase up to $21.0 million of additional shares of common stock in the Common Stock Offering.

The Company expects to use the net proceeds from the Convertible Notes Offering and the Common Stock Offering (i) to progress efforts to become compliant with applicable foreign entities of concern (FEOC) related provisions of the One Big Beautiful Bill Act by December 31, 2025, including through the repayment of certain indebtedness, (ii) for working capital, construction and advancement of infrastructure relating to the first 2.1 GW phase of our G2_Austin facility and (iii) for general corporate purposes. The closing of neither the proposed Convertible Notes Offering nor the Common Stock Offering is conditioned upon the closing of the other offering. The proposed offerings are subject to market and other conditions, and there can be no assurance as to whether or when the proposed offerings may be completed, or as to the actual size or terms of the offerings.

Santander and J.P. Morgan are acting as joint bookrunning managers for the Convertible Notes Offering and the Common Stock Offering. The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) as well as preliminary prospectus supplements with respect to each of the offerings to which this communication relates. Before you invest, you should read the applicable preliminary prospectus supplement and the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and these offerings. You may access these documents by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable preliminary prospectus supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Santander US Capital Markets LLC, 437 Madison Avenue, New York, N.Y. 10022, Email: equity-syndicate@santander.us, Attention: Equity Capital Markets; or J.P. Morgan Securities LLC, 270 Park Avenue New York, N.Y. 10017, Fax: 212-622-8358, Attention Equity Syndicate Desk.

About T1 Energy

T1 Energy Inc. (NYSE: TE) is an energy solutions provider building an integrated U.S. supply chain for solar and batteries. In December 2024, T1 completed a transformative transaction, positioning the company as one of the leading solar manufacturing companies in the U.S., with a complementary solar and battery storage strategy. Based in the U.S. with plans to expand its operations in America, the Company is also exploring value optimization opportunities across its portfolio of assets in Europe.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation with respect to the anticipated use of proceeds from the Convertible Notes Offering and the Common Stock Offering. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results, or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. Important factors include, but are not limited to, those discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025, as amended and supplemented by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 30, 2025, and the Company Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 14, 2025, in each case, available on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date of this press release and are based on information available to the Company as of the date of this press release, and the Company assumes no obligation to update such forward-looking statements, all of which are expressly qualified by the statements in this section, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact:

Jeffrey Spittel

EVP, Investor Relations and Corporate Development

jeffrey.spittel@T1energy.com

Tel: +1 409 599-5706

Media Contact:

Russell Gold

EVP, Strategic Communications

russell.gold@T1energy.com

Tel: +1 214 616-9715